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                            April 5, 2024

       Michael Blend
       Chief Executive Officer
       System1, Inc.
       4235 Redwood Avenue
       Marina Del Rey, CA 90066

                                                        Re: System1, Inc.
                                                            Post-Effective
Amendment No. 1 to Registration Statement on Form S-1
                                                            Filed March 29,
2024
                                                            File No. 333-262608

       Dear Michael Blend:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Post-Effective Amendment No. 1 to Registration Statement on Form S-1 filed March 29, 2023

       General

   1.                                                   Your registration
statement was initially declared effective April 18, 2022 with audited financial statements
through the fiscal year ended December 31, 2021. Please advise as to whether any sales have
been made after May 1, 2023 under this registration statement.
 Michael Blend
FirstName   LastNameMichael Blend
System1, Inc.
Comapany
April       NameSystem1, Inc.
       5, 2024
April 25, 2024 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Marion Graham at 202-551-6521 or Jeff Kauten at 202-551-3447 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:      Steven Stokdyk